Filed Pursuant to Rule 424(b)(3)
                                                      Registration No.333-125394


PROSPECTUS


                                36,686,340 Shares


                                     [LOGO]
                                    CRDENTIA

                                  Common Stock

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      THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE
"RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT YOU SHOULD CONSIDER.

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     This prospectus is being used in connection with offerings from time to time by the selling stockholders listed herein or their transferees. All of the shares of common stock, $0.0001 par value per share, that may be offered under this prospectus were issued by us in private transactions.

     The prices at which the selling stockholders or their transferees may dispose of their shares or interests therein will be determined by the selling stockholders at the time of sale and may be at fixed prices, the prevailing market price for the shares, at prices related to such market price, at varying prices determined at the time of sale or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares or interests therein under this prospectus is provided under "Selling Stockholders" and "Plan of Distribution" in this prospectus. We will not receive any of the proceeds from the disposition of the shares offered under this prospectus. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants and subsequent conversion of shares issued thereunder. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis.


    Our common stock is traded on the Over-the-Counter Bulletin Board, under the symbol "CRDE.OB." On June 27, 2005, the last sale price of our common stock reported on the Over-the-Counter Bulletin Board was $1.60 per share.

    A copy of our annual report on Form 10-KSB for the year ended December 31, 2004, as amended, and our most recent quarterly report on Form 10-QSB accompanies this prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is July 11, 2005.


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                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
Special Note Regarding Forward-Looking Statements.....................    3
Crdentia Corp.........................................................    4
Risk Factors..........................................................    6
Use of Proceeds.......................................................   13
Selling Stockholders .................................................   14
Description of Capital Stock..........................................   16
Plan of Distribution..................................................   19
Legal Matters.........................................................   21
Experts...............................................................   21
Where You Can Find More Information...................................   21


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    No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Crdentia Corp., any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus may contain forward-looking statements that involve risks and uncertainties. Such statements typically include, but are not limited to, statements containing the words "believes," "intends," "anticipates," "expects," "estimates," "should," "could," "may," "plans," "planned" and words of similar import. Forward-looking statements involve risks and uncertainties, including those risks and uncertainties identified in the "Risk Factors" section of this prospectus beginning on page 6 and those risks and uncertainties identified elsewhere in, or incorporated by reference into, this prospectus. Due to these risks and uncertainties, the actual results that we achieve may differ materially from these forward-looking statements. These forward-looking statements are based on current expectations. In preparing this prospectus, we have made a number of assumptions and projections about the future of our business. These assumptions and projections could be wrong for several reasons including, but not limited to, those items identified in the "Risk Factors" section.

    You are urged to carefully review and consider the various disclosures that we make in this prospectus, any subsequent prospectus supplements and in our other reports filed with the Securities and Exchange Commission.


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                                 CRDENTIA CORP.

Business Overview

     We are a provider of healthcare staffing services, focusing on the areas of travel nursing, per diem staffing, contractual clinical services, and private duty home care. Our travel nurses are recruited domestically as well as internationally and placed on temporary assignments at healthcare facilities across the United States. Our per diem nurses are local nurses placed at healthcare facilities on short-term assignments. Our contractual clinical services group provides complete clinical management and staffing for healthcare facilities, and our private duty home care group provides nursing case management and staffing for skilled and non-skilled care in the home.

     In 2004, approximately 58% (61% in 2003) of our revenue was derived from the placement of travel nurses on assignment, typically 13 weeks in length. Such assignments generally involve temporary relocation to the geographic area of the assignment. In 2004, we also provided per diem nurses to satisfy the very short-term needs of healthcare facilities. While per diem services provided less than 29% of our revenue in 2004 (11% in 2003), we believe this market presents a significant growth opportunity. The balance of our revenue in 2004 and 2003 came from providing clinical management and staffing to healthcare facilities and private duty home care. We anticipate there are growth opportunities in these areas as well and intend to pursue such opportunities as they arise.

     With the existing and growing shortage of nurses in the United States, we believe there is an opportunity to build a significant company in the field of healthcare staffing services. We intend to pursue this opportunity through organic growth of our existing businesses and through the continued acquisition of complementary companies in this sector. We believe that temporary staffing companies must consolidate in order to survive. The success of the large industry leaders is indicative of the efficiency, both in operations as well as capital formation, of this strategy. Smaller companies in this sector will increasingly be at a competitive disadvantage in the marketplace because technology, operating efficiency and breadth of service will soon be the key to survival.

Growth Strategy

     Prior to 2003, we were a development stage company with no commercial operations. We did not have any revenue in 2002 and did not have any revenue in 2003 until we completed our first acquisition in August 2003. During 2003, we pursued our operational plan of acquiring companies in the healthcare staffing field and completed acquisitions of four companies. In 2004, we purchased two additional companies, and in the first quarter of 2005, we purchased two additional companies. As a result, we have contracted with more than 1,500 healthcare facilities across 49 states and the District of Columbia. We anticipate continuing our plan to acquire specialized companies in the healthcare staffing field for the foreseeable future.

     Our goal is to expand our position within the temporary healthcare staffing sector in the United States. The key components of our business strategy include:

      o Expanding Our Network of Qualified Temporary Healthcare Professionals. Through our recruiting efforts both in the United States and internationally, we continue to expand our network of qualified temporary healthcare professionals. We have a staff of professional recruiters who establish contact with qualified healthcare professionals by phone, by email and through the internet. Our best source, however, is by referrals from satisfied healthcare professionals already associated with our company.

      o Strengthening and Expanding Our Relationships with Hospitals and Healthcare Facilities. We continue to strengthen and expand our relationships with our hospital and healthcare facility clients, and to develop new relationships. Hospitals and healthcare facilities are seeking a strong business partner for outsourcing who can fulfill the quantity and quality of their staffing needs and help them develop strategies for the most cost-effective staffing methods. We believe we are well positioned to offer our hospital and healthcare facility clients effective solutions to meet their staffing needs.

      o Increasing Our Market Presence in the Per Diem Staffing Market. We intend to expand our per diem services to the acute care hospital market by opening or acquiring new per diem staffing offices in selected markets. We believe that this market presents a substantial growth opportunity.

      o Acquiring Complementary Businesses. We continually evaluate opportunities to acquire complementary businesses to strengthen and broaden our market presence and suite of products.


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      o     Expanding Service Offerings Through New Staffing Solutions. In order to further enhance the growth in our business and improve our competitive position in the healthcare staffing sector, we continue to explore new service offerings. In addition, we believe there are opportunities for growth in allied health (technicians and therapists) and we have begun to pursue new initiatives in this area as well.

Corporate Information

     We were incorporated under the laws of the State of Delaware on November 10, 1997 under the name of Digivision International, Ltd. Our name was changed to Lifen, Inc. on June 22, 2000 and to Crdentia Corp. on May 28, 2003. Our principal executive offices are located at 14114 Dallas Parkway, Suite 600, Dallas, Texas 75254 and our telephone number is (972) 850-0780. This prospectus, and any prospectus supplements issued in relation to it, contain trademarks of Crdentia Corp. and its affiliates and may contain trademarks, trade names and service marks of other parties.

     In this prospectus, unless we indicate otherwise, references to "Crdentia" or to "we" or "us" are to Crdentia Corp. and its subsidiaries. Information contained on our Internet website is not a part of this prospectus or any prospectus supplement issued subsequently.


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                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In those circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business and Ownership of Our Common Stock

     If we fail to raise additional capital in the near future, our business will fail.

     We were formed in November 1997 and commenced operations on August 7, 2003 with our acquisition of Baker Anderson Christie, Inc. We are a "start-up" operation and subject to all the risks inherent in a new business venture, many of which are beyond our control, including the ability to implement successful operations, lack of capital to finance acquisitions and failure to achieve market acceptance. In addition, as a start-up venture we face significant competition from many companies, virtually all of which are larger, better financed and have significantly greater market recognition than us.

     As a start-up operation, we have limited cash resources and will need to raise additional capital through public or private financings or other arrangements in order to meet current commitments and continue development of our business. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, will be obtained on terms attractive to us. Our failure to raise additional capital when needed could cause us to cease our operations.

     We have financed our operations since inception primarily through the private placement of equity and debt securities and loan facilities. Although our management recognizes the need to raise funds in the near future, there can be no assurance that we will be successful in consummating any fundraising transaction, or if we do consummate such a transaction, that its terms and conditions will not require us to give investors warrants or other valuable rights to purchase additional interest in our company, or be otherwise unfavorable to us. Among other things, the agreements under which we issued some of our existing securities include, and any securities that we may issue in the future may also include, terms that could impede our ability to raise additional funding. The issuance of additional securities could impose additional restrictions on how we operate and finance our business. In addition, our current debt financing arrangements involve significant interest expense and restrictive covenants that limit our operations.

     Our need to raise additional capital in the future could have a dilutive effect on your investment.

     We will need to raise additional capital. One possibility for raising additional capital is the public or private sale of our common stock or securities convertible into or exercisable for our common stock.

     If we sell additional shares of our common stock, such sales will further dilute the percentage of our equity that our existing stockholders own. In addition, our recent private placement financings have involved the issuance of securities at a price per share that represented a discount to the trading prices listed for our common stock on the Over-the-Counter Bulletin Board and it is possible that we will close future private placements involving the issuance of securities at a discount to prevailing trading prices. Depending upon the price per share of securities that we sell in the future, a stockholder's interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional anti-dilution adjustments or dispute our calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustments to previously issued securities. In addition, future financings may include provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or issue additional dilutive securities, or could lead to costly and disruptive disputes. In addition, these provisions could require us to record additional non-cash expenses.


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     We may face difficulties identifying acquisitions and integrating these acquisitions into our operations. These acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

     We continually evaluate opportunities to acquire healthcare staffing companies that complement or enhance our business and frequently have preliminary acquisition discussions with some of these companies. During 2003 we acquired four businesses, during 2004 we acquired two businesses, and during the first quarter of 2005 we acquired two additional businesses. These acquisitions involve numerous risks, including:

      o     potential loss of revenues following the acquisition;

      o     potential loss of key employees or clients of acquired companies;

      o difficulties integrating acquired personnel and distinct cultures into our business;

      o difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

      o     diversion of management attention from existing operations; and

      o assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

     These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could seriously harm our financial condition and results of operations. We may fail to achieve expected efficiencies and synergies. Any acquisition may ultimately have a negative impact on our business and financial condition.

     In addition, we have historically faced competition for acquisitions. In the future, such competition could limit our ability to grow by acquisitions or could raise the prices of acquisitions and make them less attractive to us.

     Our Series C convertible preferred stock has a significant liquidation preference.

     As of May 10, 2005, we had (i) 183,028 shares of Series C convertible preferred stock outstanding and (ii) warrants to purchase 124,075 shares of Series C convertible preferred stock outstanding. We may sell additional shares of Series C convertible preferred stock and issue additional warrants to purchase shares of Series C convertible preferred stock. Each share of Series C convertible preferred stock is convertible into one hundred (100) shares of our common stock. In the event of any liquidation or winding up of our company, the holders of Series C convertible preferred stock will be entitled to receive, in preference to the holders of our other equity securities, an amount equal to five times the original purchase price per share, or $300.00 per share, plus any dividends declared on the Series C convertible preferred stock but not paid. Assuming the exercise of all outstanding warrants to purchase Series C convertible preferred stock, upon a liquidation or winding up of our company, the holders of our Series C convertible preferred stock would be entitled to receive approximately $92,134,000 prior to the payment of any amounts to the holders of our other equity securities, including common stock offered under this prospectus. As a result, upon a liquidation or winding up of the Company, there may not be sufficient proceeds, following the payment of the Series C liquidation preference described above, to make any distribution to the holders of our other equity securities, including common stock offered under this prospectus.

     There is a lack of an active public market for our common stock, and the trading price of our common stock is subject to volatility.

     The quotation of shares of our common stock on the Over-the-Counter Bulletin Board began on February 24, 2003. There can be no assurances, however, that a market will develop or continue for our common stock. Our common stock may be thinly traded, if traded at all, even if we achieve full operation and generate significant revenue and is likely to experience significant price fluctuations. In addition, our stock may be defined as a "penny stock" under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. In general, a "penny stock" includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System, or Nasdaq, National Market System and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which have recorded revenues of less than $6,000,000 in the last three years. "Penny stocks" are subject to Rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally,


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individuals with net worth in excess of $1,000,000 or annual incomes exceeding
$200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, this Rule may adversely affect the ability of broker-dealers to sell our common stock, and therefore, may adversely affect the ability of our stockholders to sell common stock in the public market.

     The trading price of our common stock is likely to be subject to wide fluctuation. Factors affecting the trading price of our common stock may include:

      o     variations in our financial results;

      o announcements of innovations, new solutions, strategic alliances or significant agreement by us or by our competitors;

      o     recruitment or departure of key personnel;

      o changes in estimates of our financial results or changes in the recommendations of any securities analysts that elect to follow our common stock;

      o market conditions in our industry, the industries of our customers and the economy as a whole; and

      o sales of substantial amounts of our common stock, or the perception that substantial amounts of our common stock will be sold, by our existing stockholders in the public market.

     Our credit facility imposes significant expenses and restrictive covenants upon us.

     In June 2004 we obtained a $15.0 million revolving credit facility, which was reduced in 2005 to $10.0 million (the "Revolving Facility") from Bridge Healthcare Finance, LLC. In August 2004 we obtained a $10.0 million term loan credit facility from Bridge Opportunity Finance, LLC (the "Term Facility" and together with the Revolving Facility, the "Credit Facility"). Bridge Opportunity Finance, LLC is an affiliate of Bridge Healthcare Finance, LLC.

     The Credit Facility involves significant interest expenses and other fees. In addition, except in certain limited circumstances, the Revolving Facility cannot be pre-paid in full without us incurring a significant pre-payment penalty.

     The Credit Facility imposes various restrictions on our activities without the consent of the lenders, including a prohibition on fundamental changes to us or our direct or indirect subsidiaries (including certain consolidations, mergers and sales and transfer of assets, and limitations on our ability or any of our direct or indirect subsidiaries to grant liens upon our property or assets). In addition, under the Credit Facility we must meet certain net worth, earnings and debt service coverage requirements. The Credit Facility includes events of default (with grace periods, as applicable) and provides that, upon the occurrence of certain events of default, payment of all amounts payable under the Credit Facility, including the principal amount of, and accrued interest on, the Credit Facility may be accelerated. In addition, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Credit Facility, including the principal amount of, and accrued interest on, the Credit Facility will automatically become immediately due and payable.

     The expenses and restrictions associated with the Credit Facility may have the effect of limiting our operations. In addition, our failure to pay required interest expenses and other fees or to meet restrictions under the Credit Facility would have a material adverse affect on us.

     MedCap Partners, L.P. controls a majority of our outstanding capital stock, and this may delay or prevent change of control of our company or adversely affect our stock price.


     MedCap Partners, L.P., a selling stockholder under this prospectus, controls approximately 58.0% of our outstanding capital stock, on an as-converted basis. As a result, MedCap is able to exercise control over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions. These types of transactions include transactions involving an actual or potential change of control of our company or other transactions that the non-controlling stockholders may deem to be in their best interests and in which such stockholders could receive a



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premium for their shares. C. Fred Toney, a member of our Board of Directors, is the managing member of MedCap Management & Research LLC, the general partner of MedCap Partners, L.P.

     The successful implementation of our business strategy depends upon the ability of our management to monitor and control costs.

     With respect to our planned operations, management cannot accurately project or give any assurance with respect to our ability to control development and operating costs and/or expenses in the future. Consequently, as we expand our commercial operations, management may not be able to control costs and expenses adequately, and such operations may generate losses.

     The ability to attract and retain highly qualified personnel to operate and manage our operations and qualified sales personnel is extremely important and our failure to do so could adversely affect us.

     Presently, we are dependent upon the personal efforts of our management team. The loss of any of our officers or directors could have a material adverse effect upon our business and future prospects. We do not presently have key-person life insurance upon the life of any of our officers or directors. Additionally, as we continue our planned expansion of commercial operations, we will require the services of additional skilled personnel. There can be no assurance that we can attract persons with the requisite skills and training to meet our future needs or, even if such persons are available, that they can be hired on terms favorable to us.

     In addition, execution of our business strategy and continued growth of our business are substantially dependent upon our ability to attract, develop and retain qualified and skilled sales personnel who engage in selling and business development for our services. The available pool of qualified sales personnel candidates is limited. We commit substantial resources to the recruitment, training, development and operational support of our sales personnel. There can be no assurance that we will be able to recruit, develop and retain qualified sales personnel in sufficient numbers or that our sales personnel will achieve productivity levels sufficient to enable growth of our business. Failure to attract and retain productive sales personnel could adversely affect our business, financial condition and results of operations.

     If we are unable to attract qualified nurses and healthcare professionals for our healthcare staffing business, our business could be negatively impacted.

     We rely significantly on our ability to attract and retain nurses and healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and expand our temporary healthcare professional network to keep pace with our hospital and healthcare facility clients' needs. Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting temporary healthcare professionals and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our profitability could decline. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

     The temporary staffing industry is highly competitive and the success and future growth of our business depend upon our ability to remain competitive in obtaining and retaining temporary staffing clients.

     The temporary staffing industry is highly competitive and fragmented, with limited barriers to entry. We compete in national, regional and local markets with full-service agencies and in regional and local markets with specialized temporary staffing agencies. Some of our competitors include AMN Healthcare Services, Inc., Cross Country, Inc., Medical Staffing Network Holdings, Inc. and On Assignment, Inc. All of these companies have significantly greater marketing and financial resources than we do. Our ability to attract and retain clients is based on the value of the service we deliver, which in turn depends principally on the speed with which we fill assignments and the appropriateness of the match based on clients' requirements and the skills and experience of our temporary employees. Our ability to attract skilled, experienced temporary professionals is based on our ability to pay competitive wages, to provide competitive benefits, to provide multiple, continuous assignments and thereby increase the


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retention rate of these employees. To the extent that competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues and our margins could decline, which could seriously harm our operating results and cause the trading price of our stock to decline. As we expand into new geographic markets, our success will depend in part on our ability to gain market share from competitors. We expect competition for clients to increase in the future, and the success and growth of our business depend on our ability to remain competitive.

     Our business depends upon our continued ability to secure and fill new orders from our hospital and healthcare facility clients, because we do not have long-term agreements or exclusive contracts with them.

     We generally do not have long-term agreements or exclusive guaranteed order contracts with our hospital and healthcare facility clients. The success of our business depends upon our ability to continually secure new orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to place orders with our competitors and may choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

     Fluctuations in patient occupancy at our clients' hospitals and healthcare facilities may adversely affect the demand for our services and therefore the profitability of our business.

     Demand for our temporary healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare clients' facilities. When occupancy increases, hospitals and other healthcare facilities often add temporary employees before full-time employees are hired. As occupancy decreases, hospitals and other healthcare facilities typically reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our clients' hospitals and healthcare facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

     We have a substantial amount of goodwill and other intangible assets on our balance sheet. Our level of goodwill and other intangible assets may have the effect of decreasing our earnings or increasing our losses.

     As of March 31, 2005, we had $24.9 million of goodwill and other unamortized intangible assets on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At March 31, 2005, goodwill and other intangible assets represented 80% of our total assets.

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that, subsequent to January 1, 2002, goodwill not be amortized but rather that it be reviewed any time at which there is a potential impairment event and at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. We have adopted the provisions of SFAS No. 141 and SFAS No. 142. Although it does not affect our cash flow, an impairment charge of goodwill to earnings has the effect of decreasing our earnings or increasing our losses, as the case may be. If we are required to write down a substantial amount of goodwill, our stock price could be adversely affected.

     We could be difficult to acquire due to anti-takeover provisions in our charter, our stockholders rights plan and Delaware law.

    Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of our company. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of our company. The foregoing factors could limit the price that investors or an acquiror might be willing to pay in the future for shares of our common stock.


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

Risks Related to Our Industry

     We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

     The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or be subject to injunctions or cease and desist orders.

     Our business is generally not subject to the extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs. However, these laws and regulations could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil or criminal penalties or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses. In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services.

     In addition, improper actions by our employees and other service providers may subject us to regulatory and litigation risk.

     Further government regulations or healthcare reform could negatively impact our business opportunities, revenues and margins.

     Although our operations are currently not subject to any significant government regulations, it is possible that, in the future, such regulations may be legislated. Although we cannot predict the extent of any such future regulations, a possibility exists that future or unforeseen changes may have an adverse impact upon our ability to continue or expand our operations as presently planned.

     The U.S. government has undertaken efforts to control increasing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. In the recent past, the U.S. Congress has considered several comprehensive healthcare reform proposals. The proposals were generally intended to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While the U.S. Congress did not adopt any comprehensive reform proposals, members of Congress may raise similar proposals in the future. If any of these proposals are approved, hospitals and other healthcare facilities may react by spending less on healthcare staffing, including nurses. If this were to occur, we would have fewer business opportunities, which could seriously harm our business.

     State governments have also attempted to control increasing healthcare costs. For example, the state of Massachusetts has recently implemented a regulation that limits the hourly rate payable to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses' aides. The state of Minnesota has also implemented a statute that limits the amount that nursing agencies may charge nursing homes. Other states have also proposed legislation that would limit the amounts that temporary staffing companies may charge. Any such current or proposed laws could seriously harm our business, revenues and margins.

     Furthermore, third party payers, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full reimbursement from those third party payers could reduce the demand or the price paid for our staffing services.

     Significant legal actions could subject us to substantial uninsured liabilities.

     In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary healthcare professionals. In some instances, we are required to indemnify our clients against some or all of these risks. A failure of any of our employees or healthcare professionals to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages. Our professional malpractice liability insurance and general liability insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage or if our insurers deny coverage we may be exposed to substantial liabilities.

     We may be legally liable for damages resulting from our hospital and healthcare facility clients' mistreatment of our healthcare personnel.

     Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment, negligence and other similar activities by our hospital and healthcare facility clients. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified healthcare professionals in the future.

     Demand for medical staffing services is significantly affected by the general level of economic activity and unemployment in the United States.

     When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies, including our hospital and healthcare facility clients, reduce their use of temporary employees before laying off full-time employees. In addition, we may experience more competitive pricing pressure during periods of economic downturn. Therefore, any significant economic downturn could have a material adverse impact on our financial position and results of operations.

                                 USE OF PROCEEDS


     All net proceeds from the disposition of the common shares covered by this prospectus or interests therein will go to the selling stockholders. We will not receive any proceeds from the disposition of the common stock or interests therein by the selling stockholders. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants and conversion of shares issued thereunder. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis. To the extent we receive cash upon any exercise of the warrants, we intend to use that cash for general corporate purposes.

                              SELLING STOCKHOLDERS


     The following table sets forth, as of May 10, 2005, the names of the selling stockholders, the number of shares of our common stock beneficially owned by such selling stockholders before and after this offering and the number of shares that may be offered pursuant to this prospectus. This information is based on information provided by or on behalf of the selling stockholders and, with regard to the beneficial holdings of the selling stockholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferees, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares or interests therein. Any supplement to this prospectus may contain additional or varied information about the selling stockholders and/or additional holders, and any of their transferees, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares covered hereby, and the aggregate amount of the shares offered that is beneficially owned by each person. This information will be obtained from the selling stockholders and/or additional holders.

     As of May 10, 2005, 26,813,856 shares of our common stock were outstanding. The 36,686,340 shares of our common stock registered for public resale pursuant to the registration statement of which this prospectus is a part and listed under the column "Shares Offered by this Prospectus" include 17,343,800 shares of our common stock issuable to the selling stockholders on conversion of shares of our Series C convertible preferred stock and 10,611,100 shares of our common stock issuable upon exercise of warrants to purchase shares of our Series B-1 and Series C preferred stock and the subsequent conversion of shares issued thereunder.

     Shares listed under the column "Shares Offered by this Prospectus" represent the number of shares that may be sold by the selling stockholders pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock split, stock dividend, or similar transaction which results in an increase in the number of outstanding shares of our common stock.

     The information under the heading "Shares Beneficially Owned After the Offering" assumes the selling stockholders sell all of their shares covered hereby to unaffiliated third parties, that the selling stockholders will acquire no additional Crdentia Corp. common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. The selling stockholders may dispose of all, part or none of their shares.


     For purposes of the table below, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from May 10, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.


     The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which they provided to us the information regarding its shares of common stock.

                                            Shares Beneficially                                             Shares Beneficially
                                         Owned Prior to the Offering             Shares Offered           Owned After the Offering
                                      ----------------------------------            by this             ---------------------------
 Name of Selling Stockholder             Number              Percent(1)            Prospectus             Number           Percent
-------------------------------       ------------          ------------        ------------------      ---------         ---------
MedCap Partners, L.P.(2)               35,336,340              64.5%               35,336,340                0                 *
500 Third Street, Suite 535
San Francisco, California 94107

SF Capital Partners, Ltd. (3)           1,350,000               5.0%                1,350,000                0                 *
c/o Stark Offshore Management, LLC
3600 South Lake Drive
St. Francis, Wisconsin 53235


----------
*     Less than one percent.

(1) Percentage ownership is based on 26,813,856 shares of our common stock outstanding as of May 10, 2005.


(2) Ownership includes (i) 17,343,000 shares of our common stock issuable on conversion of shares of our Series C convertible preferred stock and (ii) 10,611,100 shares of our common stock issuable upon exercise of warrants to purchase shares of our Series B-1 and Series C convertible preferred stock and the subsequent conversion of shares issued thereunder. C. Fred Toney is the managing member of MedCap Management & Research, LLC, the general partner of MedCap Partners, L.P., and exercises sole voting and dispositive powers with respect to the shares held by MedCap Partners, L.P. MedCap Partners, L.P. is neither a registered broker-dealer nor an affiliate of a registered broker-dealer.

(3) Michael A. Roth and Brian J. Stark exercise voting and dispositive powers with respect to the shares held by SF Capital Partners, Ltd. SF Capital Partners Ltd. is not a registered broker dealer, but is an affiliate of a registered broker dealer. SF Capital Partners Ltd. acquired the shares in the ordinary course of business and at the time of acquisition had no agreements or understandings with any person to distribute the shares.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 160,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 2,750,000 shares have been designated Series A convertible preferred stock, 6,250,000 shares have been designated Series B convertible preferred stock, 100,000 shares have been designated Series B-1 convertible preferred stock and 325,000 shares have been designated Series C convertible preferred stock.

     The following is a summary of the material terms of our capital stock. You should refer to our Restated Certificate of Incorporation, as amended, and Restated Bylaws and the agreements described below for more detailed information.

Common Stock

     As of May 10, 2005, 26,813,856 shares of our common stock were outstanding. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to limitations under Delaware law and preferences that apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

     Series C Convertible Preferred Stock

     As of May 10, 2005, 183,028 shares of our Series C convertible preferred stock were outstanding. Pursuant to the Certificate of Designations, Preferences and Rights of Series C Preferred Stock, holders of Series C convertible preferred stock are entitled to receive a dividend on each of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and
December 31, 2005 in an amount equal to 2.5 shares of common stock for each outstanding share of Series C convertible preferred stock held by them. In the event of any liquidation or winding up of the company, the holders of Series C convertible preferred stock will be entitled to receive in preference to the holders of our Series A convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock and common stock an amount equal to five times their initial purchase price plus any declared but unpaid dividends. Any remaining liquidation proceeds will thereafter be distributed on a pro rata basis to the holders of our common stock and any other series of preferred stock expressly entitled to participate in such distribution. Unless previously voluntarily converted prior to such time, the shares of Series C convertible preferred stock will be automatically converted into common stock at an initial conversion ratio of one hundred (100) shares of common stock for each share of Series C convertible preferred stock upon the earlier of (i) the closing of an underwritten public offering of our common stock pursuant to a registration statement under the Securities Act of 1933, as amended, with aggregate net proceeds of at least $25 million, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series C convertible preferred stock.

     Series B-1 Convertible Preferred Stock

      As of May 10, 2005, all previously outstanding shares of our Series B-1 convertible preferred stock had been converted to common stock. Pursuant to the Certificate of Designations, Preferences and Rights of Series B-1 Preferred Stock, holders of Series B-1 convertible preferred stock are entitled to receive a dividend on each of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 in an amount equal to
2.5 shares of common stock for each share of outstanding Series B-1 convertible preferred stock held by them. In the event of any liquidation or winding up of the company, the holders of the Series B-1 convertible preferred stock will be entitled to receive in preference to the holders of common stock an amount equal to their initial purchase price plus any declared but unpaid dividends. Any remaining liquidation proceeds will thereafter be distributed on a pro rata basis to the holders of the Series B-1 convertible preferred stock (on an as-if-converted into common stock basis), common stock and any other series of preferred stock expressly entitled to participate in such distribution, until the holders of Series B-1 convertible preferred stock shall have received, in the aggregate, an amount equal to five times the amount of their purchase price. Unless previously voluntarily converted prior to such time, the Series B-1 convertible preferred stock will be automatically converted into common stock at an initial conversion ratio of one hundred (100) shares of common stock for each share of Series B-1 convertible preferred stock upon the earlier of (i) the closing of an underwritten public offering of our common stock pursuant to a registration statement under the Securities Act of 1933, as amended, with aggregate net proceeds of at least $25 million, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 convertible preferred stock.

     Series B Convertible Preferred Stock

      As of May 10, 2005, all previously outstanding shares of our Series B convertible preferred stock had been converted to common stock. Pursuant to the Certificate of Designations, Preferences and Rights of Series B Preferred Stock, holders of the Series B convertible preferred stock are entitled to receive a dividend on each of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 in an amount equal to 0.00833 shares of common stock for each share of outstanding Series B convertible preferred stock held by them. In the event of any liquidation or winding up of the company, the holders of the Series B convertible preferred stock will be entitled to receive in preference to the holders of common stock an amount equal to their initial purchase price plus any declared but unpaid dividends. Any remaining liquidation proceeds will thereafter be distributed on a pro rata basis to the holders of the Series B convertible preferred stock (on an as-if-converted into common stock basis), common stock and any other series of preferred stock expressly entitled to participate in such distribution, until the holders of Series B convertible preferred stock shall have received, in the aggregate, an amount equal to five times the amount of their purchase price. Unless previously voluntarily converted prior to such time, the Series B convertible preferred stock will be automatically converted into common stock at an initial conversion ratio of one share of common stock for every three shares of Series B convertible preferred stock upon the earlier of (i) the closing of an underwritten public offering of our common stock pursuant to a registration statement under the Securities Act of 1933, as amended, with aggregate net proceeds of at least $25 million, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series B convertible preferred stock.

     Series A Convertible Preferred Stock

      As of May 10, 2005, all previously outstanding shares of our Series A convertible preferred stock had been converted to common stock. Pursuant to the Certificate of Designations, Preferences and Rights of Series A Preferred Stock, holders of Series A convertible preferred stock are entitled to receive a dividend on each of the three-month, six-month, nine-month and twelve-month anniversary of the date of the issuance in an amount equal to 0.04167 shares of common stock for each share of outstanding Series A convertible preferred stock held by them. In the event of any liquidation or winding up of the company, the holders of the Series A convertible preferred stock will be entitled to receive in preference to the holders of common stock an amount equal to their initial purchase price plus any declared but unpaid dividends and any remaining liquidation proceeds will thereafter be distributed on a pro rata basis to the holders of Series A convertible preferred stock (treated on an as-if converted into common stock basis) and common stock until the holders of Series A convertible preferred stock shall have received, in the aggregate, an amount equal to three times the amount of their purchase price. Unless previously voluntarily converted prior to such time, the Series A convertible preferred stock will be automatically converted into common stock at an initial conversion ratio of approximately 1.67 shares of common stock for every one share of Series A convertible preferred stock of (i) the closing of an underwritten public offering of our common stock pursuant to a registration statement under the Securities Act of 1933, with aggregate net proceeds of at least $10 million or
(ii) one year from the date of the issuance of such shares.

Warrants

     As of May 10, 2005, there were warrants to purchase 124,075 shares of our Series C convertible preferred stock outstanding. Such warrants are exercisable for a period of five years at a price of $60.00 per share of Series C convertible preferred stock. The rights, preferences and privileges of the shares of Series C convertible preferred stock underlying the warrants are as described and set forth above under the heading "Series C Convertible Preferred Stock."

     As of May 10, 2005, there were warrants to purchase 6,000 shares of our Series B-1 convertible preferred stock outstanding. Such warrants are exercisable for a period of five years at a price of $60.00 per share of Series B-1 convertible preferred stock. The rights, preferences and privileges of the shares of Series B-1 convertible preferred stock underlying the warrants are as described and set forth above under the heading "Series B-1 Convertible Preferred Stock."

     The warrants provide for adjustment of the number and kind of securities purchasable upon exercise of the warrants, as well as for adjustment of the per share exercise price, upon the occurrence of certain specified events. These specified events include, without limitation, the payment by us of a dividend or a distribution on our common stock in shares of common stock, the consolidation or merger of us with another entity in which we are not the surviving entity, and the recapitalization, reclassification or reorganization of our capital stock.

Transfer Agent and Registrar; Market

     The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company. Our common stock is traded on the Over-the-Counter Bulletin Board, under the symbol "CRDE.OB."

                              PLAN OF DISTRIBUTION


     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:


      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

      o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

      o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.


     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.


     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that it meets the criteria and conform to the requirements of that rule.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.


     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.


     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, San Diego, California.

                                     EXPERTS

     KBA Group LLP and BDO Seidman, LLP, independent registered public accounting firms, have audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the years ended December 31, 2004 and 2003, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the reports of KBA Group LLP and BDO Seidman, LLP, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-2, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

     We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement on any other document we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

     We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act of 1934:

         1. Our annual report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005, as amended on April 29, 2005;

         2. Our quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 16, 2005;


         3. Our current reports on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2005, January 20, 2005, March 4, 2005, March 7, 2005, March 21, 2005, March 28, 2005, April 1,
              2005, April 7, 2005, June 6, 2005 and June 13, 2005; and


         4. The description of our common stock contained in the Registration Statement on Form 10-SB filed under Section 12(g) of the Exchange Act, filed with the Securities and Exchange Commission on August 3, 2001, including any subsequent amendment or report filed for the purpose of amending such description.

     Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     A copy of our annual report on Form 10-KSB for the fiscal year ended December 31, 2004, as amended, and our most recent quarterly report on Form 10-QSB are delivered with this prospectus at no cost. The documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us at no cost. You may obtain a copy of the documents by submitting a written request to Crdentia Corp.'s Corporate Secretary at 14114 Dallas Parkway, Suite 600, Dallas, Texas 75254 or by calling Crdentia Corp. at
(972) 850-0780. Additional information about us is available at our web site located at http://www.crdentia.com. Information contained in our web site is not a part of this prospectus.

                                36,686,340 Shares


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                                    CRDENTIA

                                  Common Stock

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                                   PROSPECTUS

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                                  July 11, 2005